Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

KIBALI SUCCESS A TRIUMPH FOR PARTNERSHIP PHILOSOPHY

Kibali, DRC, 2 May 2014 – The Democratic Republic of Congo’s Minister of Mines, Martin Kabwelulu, today officially opened the Kibali gold mine on behalf of the country’s president, Joseph Kabila Kabange, in a ceremony attended by Province Orientale governor Jean Bamanisa Saidi, DRC cabinet ministers, ambassadors of various countries and local dignitaries.

Kibali, which will rank as one of the largest gold mines in Africa when it is in full production, is owned by Randgold Resources and AngloGold Ashanti, each with a 45% stake, and the DRC state gold mining company, Société Miniere de Kilo-Moto (SOKIMO). Kibali is being operated and developed by Randgold, and represents an investment of more than $2.5 billion by Randgold Resources and AngloGold Ashanti.

While still a work in progress - it is both an operating mine and a development project - Kibali produced 88 200 ounces of gold and made a profit from mining, before interest, tax and depreciation, of $68.3 million in the three months to December, its first production quarter. Current production is from its open pit mine and an oxide circuit. Commissioning of the sulphide circuit started during the past quarter and development of the underground mine remains on track with the vertical shaft reaching the halfway mark and the first underground ore accessed. The first of four hydropower stations is currently being commissioned and, with a capacity of 22 megawatt, it is the largest of its kind in the Province Orientale.

Speaking at the opening, Randgold chairman Philippe Liétard said the successful development of Kibali in the face of many infrastructural and other challenges was a triumph for the company’s partnership philosophy.

“Here we have shown what can be achieved in Africa when we all work together: a government that understands the importance of attracting and retaining the investments that are necessary to build a modern economy; two mining companies that believe in sharing the value they create with all their stakeholders, especially the local community; a labour force that is eager to grasp the opportunity of working and learning; and a people who have welcomed us and supported our endeavours,” Liétard said.

Also at the opening, Randgold chief executive Mark Bristow said the successful development of Kibali could herald the birth of a new DRC economic region to rival Katanga Province.

“To achieve that, we cannot rest here. We need to ensure that we deliver the returns expected by the investors who entrusted us with their money. We have to run a profitable mine, focused on long term viability, that pays taxes, and employs and develops citizens from this region and this country. Kibali must become the catalyst that triggers the additional investment required to grow a strong regional economy,” he said.

“Wishful thinking will not make this happen. But if we continue to work together as partners pursuing a common goal - if mining companies, the government and communities cooperate as we did in the development of Kibali - then this dream of greater things will also come true.”

AngloGold Ashanti chief executive Srinivasan Venkatakrishnan said that for Kibali’s full potential to be realised it was of the utmost importance that the DRC’s mining code remained supportive of the gold mining sector.

“The government now has an important opportunity to show the world that it is welcoming of gold mining by helping to create what can in a short time become one of the largest gold producers in the world and an engine of growth for this region and this country,” he said.

ENQUIRIES:

Mark Bristow Kibali chairman & Randgold Resources CEO +44 788 071 1386	Willem Jacobs Randgold GM operations Central & East Africa +243 991 001 222	Kathy du Plessis Randgold investor & media relations +44 20 7557 7738 randgold@dpapr.com

Graham Shuttleworth Randgold financial director +44 779 771 1338	Louis Watum GM Kibali Goldmine +243 994 035 464 / +243 817 153 062	Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.